Exhibit 99.1

FORM 51-102F3
NATIONAL INSTRUMENT 51-102

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.	Name and Address of Company

Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, Ontario M5C 1C3

Item 2.	Date of Material Change

A material change took place on June 24, 2010.

Item 3.	News Release

On June 24, 2010, a news release in respect of the material change was released by telecopier through the facilities of Marketwire.

Item 4.	Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.	Full Description of Material Change

A full description of the material change is contained under Item 4.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

David A. Seton
Chairman and Chief Executive Officer
Telephone: (416) 572-2525

Item 9.	Date of Report

June 28, 2010.